UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Central Pacific Financial Corp.
(Exact name of registrant as specified in its charter)

Hawaii	99-0212597
(State or other jurisdiction	(I.R.S. Employer
of incorporation)	Identification No.

220 South King Street
Honolulu, Hawaii 96813
(Address, including zip code, of principal executive office)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Preferred Share Purchase Rights	Name of each exchange on which Each class is to be registered New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☒.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box ☐.

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

 On November 23, 2010, the board of directors (the “Board of Directors”) of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) in respect of each share of common stock, no par value per share, of the Company (“Common Share”) outstanding at the close of business on November 30, 2010 (the “Record Date”), and to become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each as defined in the Plan).  The Rights will be issued pursuant to a Tax Benefits Preservation Plan, dated as of November 23, 2010 (the “Plan”), between the Company and Wells Fargo Bank, National Association, a national banking association, as Rights Agent (the “Rights Agent”).  Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/10,000th of a share of Junior Participating Preferred Stock, Series C, no par value (“Preferred Share”), for $6.00 (the “Purchase Price”), subject to adjustment.

The purpose of the Plan is to protect the Company’s ability to use certain tax assets, such as net operating loss carryforwards (the “Tax Benefits”), to offset future income. The Company’s use of the Tax Benefits in the future would be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative increase in the Company’s ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person from becoming a beneficial owner of 4.99% or more of the then outstanding Common Shares  (a “Threshold Holder”). There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments).

After giving careful consideration to this issue, the Company’s Board of Directors has concluded that the Plan is in the best interests of the Company and its shareholders. The Plan is also a requirement under the investment agreements entered into on November 4, 2010 (the “Investment Agreements”) with affiliates of each of The Carlyle Group (“Carlyle”) and Anchorage Capital Group, L.L.C. (“Anchorage”).

Prior to the Distribution Date (as defined below), the Rights would be evidenced by, and trade with, the Common Shares and would not be exercisable. After the Distribution Date, the Company would cause the Rights Agent to mail rights certificates to shareholders and the Rights would trade independently of the Common Shares.

The Rights would separate from the Common Shares and become exercisable following the earlier of (i) the close of business on the 10th business day after the date (the “Shares Acquisition Date”) of the first public announcement by the Company in a press release expressly referring to the Plan indicating that an Acquiring Person (as defined below) has become such and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors prior to a Shares Acquisition Date) after the date of the commencement of a tender or exchange offer by any person which would or could, if consummated, result in such person becoming an Acquiring Person (such earlier date, the “Distribution Date”).

On or after the Distribution Date, each Right (other than Rights treated as beneficially owned by the Acquiring Person) will generally entitle the holder to purchase, at a price equal to the then current Purchase Price multiplied by the number of 1/10,000ths of a Preferred Share for which a Right is then exercisable, such number of Common Shares as shall equal the result obtained by (i) multiplying the then current Purchase Price by the number of 1/10,000ths of a Preferred Share for which a Right is then exercisable and dividing that product by (ii) 50% of the then current per share market price of the Common Shares on the date of the occurrence of such event.

An “Acquiring Person” means any person who or which, together with its affiliates, beneficially owns 4.99% or more of the Common Shares, other than (i) the United States government; (ii) the Company or any subsidiary or employee benefit plan or compensation arrangement of the Company; (iii) any person who or which, together with its affiliates, was on the Record Date, the beneficial owner of 4.99% or more of the Common Shares; (iv) Carlyle Financial Services Harbor, L.P., ACMO-CPF, L.L.C. or any of their respective affiliates; (v) any person who or which would beneficially own 4.99% or more of Common Shares as a result of a redemption by the Company; (vi) any person who or which the Board of Directors determines, in its sole discretion, has inadvertently become a 4.99% holder so long as such person promptly divests sufficient shares; and (vii) any person that has become a 4.99% holder if the Board of Directors in good faith determines that the attainment of such status has not jeopardized or endangered the Company’s utilization of the Tax Benefits.

At any time after the Shares Acquisition Date, the Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Rights for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustments and limitations described in the Agreement.

The issuance of the Rights is not taxable to holders of the Company’s Common Shares for U.S. federal income tax purposes.

The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.0001 per Right at any time prior to the Shares Acquisition Date.

The Rights will expire on the earlier of (i) the close of business on the date that is the third anniversary of the closing under the Investment Agreements, (ii) the time at which all Rights are redeemed, (iii) the time at which all Rights are exchanged, (iv) such time as the Board of Directors determines, in its sole discretion, that the Rights and the Plan are no longer necessary for the preservation of existence of the Tax Benefits and (v) a date prior to the Shares Acquisition Date on which the Board of Directors determines, in its sole discretion, that the Rights and the Plan are no longer in the best interests of the Company and its shareholders.

The Company may from time to time before the Shares Acquisition Date supplement or amend the Plan without the approval of any holders of Rights (or, prior to the Distribution Date, the holders of Common Shares). After the Shares Acquisition Date, the Plan shall not be amended in any manner that would adversely affect the interests of the holders of Rights.

A Rights holder has none of the rights of a shareholder of the Company, including the right to vote and to receive dividends. The Plan includes anti-dilution provisions designed to maintain the effectiveness of the Rights.

Although the Plan are intended to deter the acquisition of shares that would adversely affect the Company’s ability to utilize certain tax assets, it may also deter persons and groups from acquiring large blocks of the Common Stock unless the Rights are first redeemed by the Board of Directors.

As of November 23, 2010 there were 30,364,809 Common Shares issued and outstanding, 1,234,325 Common Shares were reserved for issuance pursuant to employee benefit plans and 1,585,748 Common Shares were reserved for issuance pursuant to the warrant, dated January 9, 2009, issued to the United States Department of Treasury as part of its Trouble Asset Relief Program investment.  The Rights will be issued in respect of each Common Share outstanding on the Record Date, and to become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date.

The above summary of the Plan is qualified by the full text of the Plan which is filed as Exhibit 4.1 to this Form 8-A and incorporated herein by reference in its entirety.

Item 2.	Exhibits.
4.1
Tax Benefits Preservation Plan, dated as of November 23, 2010, between Central Pacific Financial Corp. and Wells Fargo Bank, National Association, which includes the Form of Certificate of Designation for the Junior Participating Preferred Stock, Series C, as Exhibit A, Form of Right Certificate as Exhibit B and Form of Summary of Rights as Exhibit C.

99.1	Letter to be sent to the Shareholders of Central Pacific Financial Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Central Pacific Financial Corp.
(Registrant)

Date: November 23, 2010	/s/ John C. Dean
John C. Dean
Executive Chairman

INDEX TO EXHIBITS

Number	Description
4.1
Tax Benefits Preservation Plan, dated as of November 23, 2010, between Central Pacific Financial Corp. and Wells Fargo Bank, National Association, which includes the Form of Certificate of Designation for the Junior Participating Preferred Stock, Series C, as Exhibit A, Form of Right Certificate as Exhibit B and Form of Summary of Rights as Exhibit C.

99.1	Letter to be sent to the Shareholders of Central Pacific Financial Corp.